Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 165-A-I dated May 1, 2009	Term sheet to Product Supplement No. 165-A-I Registration Statement No. 333-155535 Dated July 20, 2010; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Capped Leveraged Floating Rate Notes Linked to the 10-Year U.S. Constant Maturity Swap Rate due July 30, 2015

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 30, 2015, subject to postponement as described below.
  The notes are designed for investors who seek (a) annual interest payments that are linked, on a leveraged basis to the amount, if any, by which the 10-Year U.S. Constant Maturity Swap Rate exceeds 5.00%, subject to the Maximum Rate of 13.75% and the Minimum Rate of 1.00%, and (b) full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  Interest will be payable based on a 30-day month and a 360-day year.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 165-A-I, will supersede the terms set forth in product supplement no. 165-A-I.
  The notes are expected to price on or about July 23, 2010 and are expected to settle on or about July 30, 2010.

Key Terms

Maturity Date:	July 30, 2015, or if such day is not a business day, the next succeeding business day.
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment, if any, will be calculated as follows:
$1,000 × Interest Rate
Interest Rate:

With respect to each Interest Period, a rate per annum calculated as the lesser of:
(a) the Minimum Rate plus the greater of (i) the Leverage Factor multiplied by the Spread and (ii) 0.00%; and
(b) the Maximum Rate.

In no event will the Interest Rate be greater than the Maximum Rate of 13.75% or less than the Minimum Rate of 1.00%.
CMS Rate:

The CMS Rate refers to the rate for U.S. Dollar swap with a Designated Maturity of 10 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the applicable Determination Date, as determined by the calculation agent. If on the applicable Determination Date, the CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the CMS Rate in accordance with the procedures set forth under Description of Notes — Interest — The Underlying Rates — CMS Rate” in the accompanying product supplement no. 165-A-I.

Spread:	CMS Rate minus 5.00%.
Determination Dates:	Two U.S. Government Securities Business Days immediately prior to the applicable Interest Payment Date.
Interest Periods:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Date:

Interest on the notes will be payable annually in arrears on the 30th calendar day of July of each year, commencing July 30, 2011, to and including the Interest Payment Date corresponding to the Maturity Date. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.

U.S. Government Securities Business Day:

Any day other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Minimum Rate:	1.00% per annum
Maximum Rate:	13.75% per annum
Leverage Factor:	4.25
Payment at Maturity:	At maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
CUSIP:	48124AYW1

Investing in the Capped Leveraged Floating Rate Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 165-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this supplemental term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 165-A-I and this supplemental term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 165-A-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.00 per $1,000 principal amount note and may use a portion of that commission to pay selling concessions to other unaffiliated or affiliated dealers.  This commission includes the projected profits that our affiliates expect to realize, some of which will be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $5.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $6.00 per $1,000 principal amount note. Please see “Plan of Distribution” beginning on page PS-15 of the accompanying product supplement no. 165-A-I.

The agent for this offering, JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 20, 2010

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-I dated May 1, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 165-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 165-A-I dated May 1, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001788/e35283_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes:

1.     Notwithstanding the description of Interest Rate in the accompanying product supplement no. 165-A-I, in no event will the Interest Rate be greater than the Maximum Rate of 13.75% per annum.

2.     The following sentence will replace the last sentence of the first paragraph under “General Terms of Notes — Payment Upon an Event of Default” in the accompanying product supplement no. 165-A-I:

“In such case, interest will be calculated on the basis of a 360-day year and the actual number of days in such adjusted Interest Period and will be based on (1) the Interest Rate on the Determination Date immediately preceding such adjusted Interest Period or (2) if such adjusted Interest Period falls within the Initial Interest Period, the Initial Interest Rate.”

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — At maturity, you will receive your initial investment in the notes back if the notes are held to maturity, regardless of the CMS Rate. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  ANNUAL INTEREST PAYMENTS — The notes offer annual interest payments at the applicable Interest Rate. Interest for each Interest Period, if any, will accrue at a rate per annum equal to the lesser of (a) the Minimum Rate plus the greater of (i) the Leverage Factor multiplied by the Spread and (ii) 0.00%; and (b) the Maximum Rate of 13.75% per annum. In no event will the Interest Rate be less than the Minimum Rate of 1.00% per annum. Interest will be payable annually in arrears on the 30th calendar day of July of each year commencing on July 30, 2011 to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, provided that any interest payment on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed.
  TAX TREATMENT — You should review carefully the section “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 165-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments”. We and you, by virtue of purchasing the notes, agree to treat the notes as variable rate debt instruments. Accordingly, interest paid on the notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 165-A-I, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 165-A-I dated May 1, 2009.

  THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES IS NOT FIXED, IS VARIABLE AND MAY BE THE MINIMUM INTEREST RATE OF 1.00% — The rate of interest paid by us on the notes for each Interest Period is not fixed, but will vary depending on the amount, if any, by which the CMS Rate exceeds 5.00%, and therefore may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the notes, while determined, in part,

JPMorgan Structured Investments — Capped Leveraged Floating Rate Notes Linked to the 10-Year U.S. Constant Maturity Swap Rate	TS-1

  by reference to the CMS Rate, does not actually pay at such rates, and is subject to the Minimum Rate of 1.00% per annum and the Maximum Rate of 13.75% per annum. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives. We have no control over any fluctuations in the CMS Rate or the Spread.
  THE INTEREST RATE ON THE NOTES IS BASED ON THE EXTENT TO WHICH THE CMS RATE EXCEEDS 5.00%, WHICH MAY RESULT IN THE APPLICATION OF THE MINIMUM INTEREST RATE OF 1.00% — The Interest Rate applicable to the notes is calculated as a rate per annum equal to the lesser of (a) the Minimum Rate plus the greater of (i) the Leverage Factor multiplied by the Spread and (ii) 0.00%; and (b) the Maximum Rate of 13.75% per annum, and will be subject to the Minimum Rate of 1.00% per annum. The CMS Rate may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the CMS Rate may be partially offset by other factors. We cannot predict the factors that may cause the CMS Rate, and consequently the Interest Rate, to increase or decrease. A decrease in the CMS Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest on the notes. If the Spread is equal to or less than zero, i.e., if the CMS Rate does not exceed 5.00% on the applicable Determination Date, the Interest Rate will be equal to the Minimum Rate of 1.00% per annum. Consequently, interest with respect to any Interest Period may be equal to 1.00% per annum, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM INTEREST RATE — With respect to any Determination Date, if (i) the Minimum Rate, plus (ii) the Spread multiplied by the Leverage Factor of 4.25 is greater than the Maximum Rate of 13.75% per annum, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an interest payment that will not exceed $137.50 per $1,000 principal amount note per annum, regardless of the performance of the CMS Rate. In other words, if the CMS Rate minus 5.00% is greater than or equal to 3.00%, your Interest Rate will be capped at 13.75% per annum.
  THE CMS RATE AND THEREFORE THE SPREAD WILL BE AFFECTED BY A NUMBER OF FACTORS — The amount of interest, if any, payable on notes will depend on the spread between the CMS Rate and 5.00%. A number of factors can affect the spread between the CMS Rate and 5.00% by causing changes in the value of the CMS Rate including, but not limited to:
    changes in, or perceptions, about future CMS Rate;
    general economic conditions;
    prevailing interest rates; and
    policies of the Federal Reserve Board regarding interest rates.
  These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.
  THE METHOD OF DETERMINING THE VARIABLE INTEREST RATE FOR ANY INTEREST PERIOD WILL NOT DIRECTLY CORRELATE WITH THE ACTUAL CMS RATE — The determination of the Interest Rate payable for any Interest Period will be based on the Spread, but it will not directly correlate with the actual CMS Rate. In addition, the Interest Rate applicable to the notes during any Interest Period will not be greater than the Maximum Rate of 13.75% per annum or less than the Minimum Rate of 1.00% per annum. We will use the CMS Rate on each Determination Date to determine the Spread on such Determination Date, which in turn will be used to determine the Interest Rate for the Interest Period corresponding to such Determination Date, regardless of what the actual CMS Rate and Spread are for the calendar days during such Interest Period that are not Determination Dates.
  THE CMS RATES MAY BE VOLATILE — The CMS Rate is subject to volatility due to a variety of factors affecting interest rates generally, including:
    sentiment regarding underlying strength in the U.S. and global economies;
    expectation regarding the level of price inflation;
    sentiment regarding credit quality in U.S. and global credit markets;
    central bank policy regarding interest rates; and
    performance of capital markets.
  Decreases in the CMS Rate could result in the corresponding Interest Rate decreasing or an Interest Rate of 1.00% per annum being applicable to the notes and thus in the reduction of interest payable on notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

JPMorgan Structured Investments — Capped Leveraged Floating Rate Notes Linked to the 10-Year U.S. Constant Maturity Swap Rate	TS-2

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the CMS Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the CMS Rate;
    the Spread;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Capped Leveraged Floating Rate Notes Linked to the 10-Year U.S. Constant Maturity Swap Rate	TS-3

Hypothetical Examples of Calculation of the Interest Rate for an Interest Period

The following examples illustrate how to calculate the Interest Payment for an Interest Period. The hypothetical CMS Rates and Interest Rates set forth in the following examples are for illustrative purposes only and may not be the actual CMS Rates or Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The CMS Rate is 7.00%. Because the CMS Rate is 7.00%, the Interest Rate is calculated as follows:
1.00% + the greater of (i) [4.25 × (7.00% - 5.00%)] and (ii) 0.00% = 9.50% per annum

   The annual interest payment per $1,000 principal amount note is calculated as follows:
$1,000 × 9.50% = $95.00

Example 2: The CMS Rate is 10.00% . Because the CMS Rate is 10.00%, and the Minimum Rate plus the greater of (i) [4.25 × (10.00% – 5.00%)] and (ii) 0.00% is 22.25%, which is greater than the Maximum Rate of 13.75% per annum, the Interest Rate is 13.75% per annum.

The annual interest payment per $1,000 principal amount note is calculated as follows:
$1,000 × 13.75% = $137.50

Example 3: The CMS Rate is 2.50%. Because the CMS Rate is 2.50%, the Interest Rate is calculated as follows:
1.00% + the greater of (i) [4.25 × (2.50% - 5.00%)] and (ii) 0.00% = 1.00% per annum

The annual interest payment per $1,000 principal amount note is calculated as follows:
$1,000 × 1.00% = $10.00

Historical Information

The following graph sets forth the daily historical performance of the 10-Year U.S. Constant Maturity Swap Rate from January 3, 2005 through July 20, 2010. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 10-Year U.S. Constant Maturity Swap Rate, as appeared on Reuters page “ISDAFIX1” at approximately 11:00am, New York City time on July 20, 2010 was 2.9603%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to the 10-Year U.S. Constant Maturity Swap Rate on the Determination Date. We cannot give you assurance that the performance of the 10-Year U.S. Constant Maturity Swap Rate will result in any positive interest payments or a return of more than the principal amount of your notes.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. See “Plan of Distribution” beginning on page PS-29 of the accompanying product supplement no. 165-A-I.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which is expected to be the fifth business day following the trade date of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the between the trade date and July 30, 2010, inclusive, will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments — Capped Leveraged Floating Rate Notes Linked to the 10-Year U.S. Constant Maturity Swap Rate	TS-4